

February 25, 2011

Mr. Steven T. Plochocki
President and Chief Executive Officer
Quality Systems, Inc.
18111 Von Karman Avenue, Suite 600
Irvine, CA 92612

  Re: **Quality Systems, Inc.**
    Form 10-K for the fiscal year ended March 31, 2010
    Filed June 1, 2010
    File No. 001-12537

Dear Mr. Plochocki:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

        Sincerely,

        /s/ Patrick Gilmore

        Patrick Gilmore
        Accounting Branch Chief